

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 9, 2017

Shaun Donnelly
Chief Executive Officer
Lingerie Fighting Championships, Inc.
6955 North Durango Drive
Suite 1115-129
Las Vegas, NV 89149

> **Re: Lingerie Fighting Championships, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 1, 2017**
> **File No. 000-55498**

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. Please explain how you complied with Rule 14-c2(b) of the Securities Exchange Act of 1934, which requires that the information statement be sent at least 20 calendar days prior to the earliest date on which the corporate action may be taken. We note your disclosure that your first increase in the number of authorized shares of common stock became effective on November 22, 2016, and that your second share increase became effective on January 23, 2017. Alternatively, disclose that you failed to comply with the rule.

2. Please disclose the considerations that your board will take into account when determining the ratio of the reverse stock split.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications